SCHEDULE 13G/A

CUSIP No: 61745C105

1) NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Lazard Asset Management LLC

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3) SEC USE ONLY

4) CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5) SOLE VOTING POWER: 541,535

6) SHARED VOTING POWER: -

7) SOLE DISPOSITIVE POWER: 709,478

8) SHARED DISPOSITIVE POWER: -

9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 709,478

10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 6.87%

12) TYPE OF REPORTING PERSON: IA

Item 1(a). Name of Issuer:

MORGAN STANLEY INDIA INVESTMENT FUND, INC.

Item 1(b). Address of Issuer's Principal Executive Offices:

522 FIFTH AVENUE

19TH FLOOR

NEW YORK, NEW YORK 10036

Item 2(a): Name of Person Filing: Lazard Asset Management LLC

Item 2(b): Address of Principal Business Office or, if None, Residence:

30 Rockefeller Plaza

New York, New York 10112

Item 2(c): Citizenship: Delaware Limited Liability Company

Item 2(d): Title of Class of Securities: Closed End Fund

Item 2(e): CUSIP Number: 61745C105

Item 3: If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

☐ (a) Broker or Dealer Registered Under Section 15 of the Act

☒ (b) Adviser registered under section 203 of the Investment Advisers Act of 1940

Item 4: Ownership.

  Amount beneficially owned: 709,478
  Percent of class: 6.87%
  Number of shares as to which such person has:
    Sole power to vote or to direct the vote: 541,535
    Shared power to vote or to direct the vote: -
    Sole power to dispose or to direct the disposition of: 709,478
    Shared power to dispose or to direct the disposition of: -

Item 5: Ownership of Five Percent or Less of a Class: Not applicable

Item 6: Ownership of More than Five Percent on Behalf of Another Person: Not applicable

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not applicable

Item 8: Identification and Classification of Members of the Group: Not applicable

Item 9: Notice of Dissolution of Group: Not applicable

Item 10: Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: February 14, 2024

_________________________

Nargis Hilal

Chief Compliance Officer and Counsel